Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

News Release	Baker Hughes

2929 Allen Parkway
Houston, Texas 77019
Phone: 713.439.8600
Fax: 713.439.8280
www.bakerhughes.com
FOR IMMEDIATE RELEASE

CONTACTS:

Media Relations:	Kathy Shirley, +1.713.439.8135, kathy.shirley@bakerhughes.com
Wendy Gray, +1.832.559.1303, wendy.gray@bjservices.com

Investor Relations:	Gary R. Flaharty, +1.713.439.8039, gflaharty@bakerhughes.com
H. Gene Shiels, +1.713.439.8822, gene.shiels@bakerhughes.com
Baker Hughes and BJ Services Introduce IntelliFrac™ Services
Service combines fracturing and microseismic technologies to provide fracturing control
HOUSTON, TEXAS – October 1, 2009 – Baker Hughes Incorporated (NYSE: BHI) and BJ Services Company announced today the launch of IntelliFrac™ service, an integration of state-of-the-art fracturing and production enhancement services from BJ with advanced microseismic services from Baker Hughes. The combined offering enables operators to monitor fracture dimensions during stimulation treatments and allows real-time control of fracture operations. Together, Baker Hughes and BJ blend more than 28 years of shale gas fracturing experience and a dedicated shale fracturing technology team with microseismic inversion and 3D modeling capabilities.
“The IntelliFrac service gives both BJ Services’ and Baker Hughes’ customers a seamless fracturing and microseismic offering,” said Jeff Hibbeler, BJ Services vice president, technology and logistics. “Being able to look downhole and change the fracturing process on the fly is especially critical in areas with complex fracturing, such as shales, where BJ has successfully designed and pumped more than 17,000 oil and gas shale frac stages around the world.”
James McDougall, Baker Hughes vice president, Baker Atlas marketing, noted, “With IntelliFrac services our clients can maximize well and field performance using Baker Hughes’ formation evaluation and cased-hole wireline expertise with BJ Services’ world-class pumping and stimulation services. Fracturing services can be a significant percentage of total well completion costs, so getting an optimal stimulation treatment is critical. The combination of superior

News Release	Baker Hughes

2929 Allen Parkway
Houston, Texas 77019
Phone: 713.439.8600
Fax: 713.439.8280
www.bakerhughes.com
technologies, seismic experts and experience provides our customers with the knowledge they need to appropriately invest their stimulation program spend.”
During hydraulic fracturing operations, the IntelliFrac service monitors and measures the microseismic events that indicate key fracture properties, including azimuth, height, length, volume and complexity of the induced fractures. By understanding hydraulic fracture propagation, operators can make better on-location treatment management decisions, and in turn reduce well completion and stimulation risk and uncertainty. Once the microseismic data set has been gathered and processed, operators can use the data to optimize field development plans, and potentially reduce the number of wellbores required to develop the field.
Leading Fracturing Technologies
BJ Services begins every critical project with its Understand the Reservoir First™ concept, which uses petrophysical reservoir characterization and advanced map-based methods to study reservoir quality, well architecture, and drilling, completion, stimulation and production results. With this knowledge, BJ considers the dynamics of the entire field to determine specific treatments for each well, instead of utilizing a one-size-fits-all approach, to maximize productivity and minimize well stimulation costs. BJ’s Technology and Operations Support Center is also part of the mix and works directly with its sales and operations teams, as well as its customers, to ensure that technologies address the needs of the reservoir for the best well completion solution possible. To date, numerous technologies have been introduced with widespread utility in shale reservoirs around the world.
Leading Formation Evaluation Technologies
Baker Hughes has developed new technologies and established a shale gas team of geologists, geoscientists and geophysicists who focus on characterizing shale gas basins. In the Baker Hughes Shale Collaboration Room, these experienced scientists ensure that the reservoir is optimized from stimulation to production.
-	The Baker Hughes Shale Gas Evaluation Suite is a complementary service that accurately characterizes complex shale gas reservoirs to increase production, identify stimulation risks and optimize well placement and completion design to reduce costs. This suite of services features direct measurement of total organic carbon, advanced mineralogy and detailed geomechanical properties.

-	The Baker Hughes GasView™ high-resolution formation gas measurement service produces an exceptionally clear picture of the reservoir gas behind casing.
Baker Hughes and BJ Services have been collaborating on the IntelliFrac service for several months prior to the announcement of their merger agreement.

News Release	Baker Hughes

2929 Allen Parkway
Houston, Texas 77019
Phone: 713.439.8600
Fax: 713.439.8280
www.bakerhughes.com
Forward-Looking Statements
Except for the historical information set forth in this press release, the matters discussed in this press release are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the announced IntelliFrac services without taking into account the impact of the proposed merger involving Baker Hughes and BJ Services, including expected future financial and operating results, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; unexpected costs or unexpected liabilities that may arise from any transaction including the proposed merger, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger of Baker Hughes Incorporated (“Baker Hughes”) and BJ Services Company (“BJ Services”), Baker Hughes will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services that also will constitute a prospectus of Baker Hughes regarding the proposed merger. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED MERGER. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed merger. Information regarding such persons and a description of their interests in the proposed merger will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed merger. Information regarding such persons and a description of their interests in the proposed merger will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
About Baker Hughes
Baker Hughes provides reservoir consulting, drilling, formation evaluation, completion and production products and services to the worldwide oil and gas industry. For more information, visit www.bakerhughes.com.
About BJ Services Company
BJ Services Company is a leading provider of field development and production enhancement services to the energy industry. Other oilfield services include industrial chemicals and commissioning, and inspection services to refineries, pipelines and offshore platforms. With more than 14,500 employees in 50 countries, the Company operates in virtually every major oil and gas-producing region of the world. For more information, visit www.bjservices.com.
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